Harvard Apparatus Regenerative Technology, Inc.

84 October Hill Road

Holliston, MA 01746

October 11, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Amanda Ravitz, Assistant Director

RE:	Harvard Apparatus Regenerative Technology, Inc.
Registration Statement on Form 10
File No. 001-35853
Request for Acceleration

Ladies and Gentlemen:

Harvard Apparatus Regenerative Technology, Inc. (the “Registrant”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-35853), as amended (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern time on October 16, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Chad J. Porter of Burns &Levinson LLP at (617) 345-3686 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (508) 893-3135 or our attorney, Chad J. Porter at the number above. Thank you for your assistance.

Very truly yours,

Harvard Apparatus Regenerative Technology, Inc.

/s/ Thomas McNaughton

Thomas McNaughton
Chief Financial Officer

cc:	David Green, Chief Executive Officer, Harvard Apparatus Regenerative Technology, Inc.
Josef B. Volman, Esq., Burns & Levinson LLP